Exhibit 99.6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Next Day Corporation

The period January 1 to December 11, 2003; with Reports of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholder

Roadway Next Day Corporation

We have audited the accompanying consolidated balance sheet of Roadway Next Day Corporation formerly Arnold Industries, Inc. as of December 11, 2003, and the related statements of consolidated operations, shareholders’ equity, parent company investment and cash flows for the period January 1, 2003 to December 11, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Next Day Corporation as of December 11, 2003, and the consolidated results of its operations and its cash flows for the period January 1, 2003 to December 11, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Akron, Ohio

January 22, 2004

Roadway Next Day Corporation

Consolidated Balance Sheets

December 11, 2003
(In Thousands)
Assets
Current assets
Cash and cash equivalents	$22,211
Marketable securities	4
Accounts receivable, net	19,681
Prepaid expenses and supplies	2,917
Assets of discontinued operations	—
Deferred income taxes	3,796

Total current assets	48,609

Carrier operating property, at cost	102,846
Less allowance for depreciation	19,889

Net carrier operating property	82,957

Goodwill, net	269,093
Other long-term assets	6,466

Total assets	$407,125

Liabilities, and parent company investment
Current liabilities:
Accounts payable	$12,961
Income taxes payable	6,822
Salaries and wages	8,489
Freight and casualty claims payable	3,392
Liabilities of discontinued operations	—
Current portion of long-term debt	—

Total current liabilities	31,664

Long-term liabilities:
Casualty claims and other	9,331
Deferred income taxes	6,894
Accrued pension benefits	2,026

Long-term debt	150,000

Total long-term liabilities	168,251

Parent company investment	207,210

Total liabilities, and parent company investment	$407,125

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Operations

Successor Company

January 1 to December 11, 2003
(In Thousands)
Revenue	$206,708

Operating expenses:
Salaries, wages and benefits	139,143
Operating supplies and expenses	26,609
Purchased transportation	2,095
Operating taxes and licenses	5,889
Insurance and claims	2,855
Provision for depreciation	9,789
Loss (gain) on sale of property	(39)
Compensation and other expense related to the Yellow acquisition	3,341

Total operating expenses	189,682

Operating income from continuing operations	17,026

Other income (expense)
Interest expense	—
Other, net	(5,298)

(5,298)

Income (loss) from continuing operations before income taxes	11,728
Provision (benefit) for income taxes	4,961

Income (loss) from continuing operations	6,767
(Loss) income from discontinued operations	(155)

Net income (loss)	$6,612

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Shareholders’ Equity

and Parent Company Investment

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
	(In Thousands)
January 1 to December 11, 2003
Parent company investment December 31, 2002	$128,359
Net income	6,612
Cash transfer to parent—continuing operations	(13,200)
Non-cash transfer to parent	(150,000)
Sale of ATS	(55,162)
Additional parent company investment	290,601

Parent company investment December 11, 2003	$207,210

See accompanying notes.

Roadway Next Day Corporation

Statements of Consolidated Cash Flows

Successor Company

January 1 to December 11, 2003
(In Thousands)
Cash flows from operating activities
Net income (loss)	$6,612
Less: (loss) income from discontinued operations	(155)

Income (loss) from continuing operations	6,767
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	16,184
Loss (gain) on sale of carrier operating property	(39)
Changes in assets and liabilities:
Accounts receivable	(933)
Other assets	2,313
Accounts payable and accrued items	1,216
Long-term liabilities	(953)

Net cash provided by operating activities	24,555

Cash flows from investing activities
Sales (purchases) of marketable securities, net	—
Business acquisition, net of cash acquired	—
Purchases of carrier operating property	(3,135)
Sales of carrier operating property	1,041

Net cash provided by (used in) investing activities	(2,094)

Cash flows from financing activities
Long-term debt proceeds (repayments)	—
Dividends paid	—
Treasury stock activity, net	—
Transfer to parent	(13,200)

Net cash used in financing activities	(13,200)

Increase (decrease) in cash and cash equivalents from continuing operations	9,261
(Decrease) increase in cash and cash equivalents from discontinued operations	(38)

Cash and cash equivalents at beginning of period	12,988

Cash and cash equivalents at end of period	$22,211

See accompanying notes.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements

December 11, 2003

1. Basis of Presentation

On November 30, 2001, Roadway Corporation (Roadway) acquired Arnold Industries, Inc. (Arnold), subsequently named Roadway Next Day Corporation (the Company), for cash consideration of $559,839,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold’s logistics business (ARLO) to members of the ARLO management team for $105,010,000 in cash. The net acquisition consideration of $427,160,000, which included $23,094,000 in income taxes paid by the Company primarily as a result of the sale of ARLO, was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and available cash.

The Company operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL and TL services. The Company’s trucking activities are conducted by its subsidiaries, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services, Inc. (ATS). New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic States. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of the Company was accounted for as a purchase business combination and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $269,093,000, was recorded as goodwill.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

The financial statements for the periods subsequent to November 30, 2001 have been presented on the Company’s new basis of accounting (“Successor Company” or “Successor Periods”).

In accordance with Rule 3-16 of Regulation S-X, we are presenting these consolidated financial statements of Roadway Next Day Corporation. We are not presenting the separate financial statements of New Penn Motor Express because:

•	Roadway Next Day is a non-operating holding company;

•	The separate financial statements of New Penn Motor Express are substantially identical to those of Roadway Next Day Consolidated;

•	The separate financial statements of the parent Roadway Next Day are not material to an investor, and;

•	The Company would provide separate financial statements of New Penn Motor Express should Roadway Next Day commence its own operations or acquire additional subsidiaries.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS to a management group led by the unit’s president and a private equity firm, for $55,430,000. The ATS business segment did not fit Roadway’s strategic focus of being a LTL carrier. The transaction was completed on January 23, 2003, and resulted in a gain of $150,000 net of tax.

The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all successor periods presented exclude the amounts related to this discontinued operation.

As a result of the sale of ATS, the Company now operates in one business segment, New Penn, which provides next-day ground LTL freight services, primarily in New England and the Middle Atlantic States.

The following table presents revenue and income from the discontinued operation for the period January 1, 2003 to January 23, 2003:

January 1 to January 23, 2003
(In Thousands)
Revenue	$9,267

Pre-tax income from discontinued operations	$(263)
Income tax expense	(108)

Income from discontinued operations	$(155)

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

1. Basis of Presentation (continued)

Assets and liabilities of the discontinued operation were as follows:

January 23, 2003
(In Thousands)
Assets:
Current assets	$23,811
Net carrier operating property	63,494
Other assets	1,339

Total assets	$88,644

Liabilities:
Current liabilities	$9,811
Long-term liabilities	24,304

Total liabilities	$34,115

On July 8, 2003, Roadway Corporation announced that a definitive agreement had been signed under which Yellow Corporation would acquire Roadway Corporation. On December 11, 2003, the transaction was completed for approximately $1.1 billion, based on a fixed exchange ratio of 1.752 Yellow shares per Roadway share, in a half-cash, half-stock transaction.

2. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the amounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Property and Equipment

Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15-31 years and equipment from 3-10 years.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting primarily of cash equivalents, marketable securities, accounts receivable, accounts payable, investments in limited partnerships, and long-term borrowings, approximates the fair value of these instruments at December 11, 2003.

Effective January 1, 2001, the Company adopted the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company does not use derivative financial instruments; therefore, the adoption of this Statement had no effect on its financial position or results of operations.

Concentrations of Credit Risk

The Company sells services and extends credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Marketable Securities

At December 11, 2003, the Company’s marketable securities consist principally of U.S. Government securities, municipal bonds, and equity securities, and have been classified as “available for sale” in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the statements of consolidated income. Interest and dividends are included in investment income.

The fair value of the Company’s marketable equity securities traded on a national securities exchange is determined by the last reported sales price on the last business day of the year. U.S. Government securities are valued based on quoted market prices using yields currently available on comparable securities of issuers with similar credit ratings.

Goodwill

Goodwill represents costs in excess of net assets of acquired businesses, which for the predecessor periods, was amortized using the straight-line method primarily over a period of 40 years.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 31, 2002, the Company had net unamortized goodwill of $269,093,000 recorded in connection with the acquisition by Roadway on November 30, 2001. Amortization of previously existing goodwill resulting from the Company’s earlier acquisitions was ended effective January 1, 2002. Goodwill amortization was $0 in 2003.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

The Company completed the required transitional goodwill impairment test under SFAS No. 142 effective June 15, 2003 which did not indicate any impairment. As a result of finalizing the purchase price allocation during the fourth quarter of 2002, goodwill reflected in the ATS segment preliminary purchase price allocation was reallocated to the New Penn segment. Accordingly, all goodwill resulting from the acquisition by Roadway has been recorded in the New Penn business segment at December 11, 2003. The Company updated its goodwill impairment test at December 31, 2002 due to the reallocation of goodwill previously recorded in the ATS business segment. The performance of the updated impairment test did not indicate any impairment of goodwill.

Casualty Claims Payable

Casualty claims payable accruals represent management’s estimates of claims for property damage and public liability and workers’ compensation. The Company manages casualty claims with assistance of a third party administrator (TPA), along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The Company and its TPA closely monitor the liability balances by using actual adjuster evaluations of each claim. Expenses resulting from workers’ compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

Revenue Recognition

Revenues are recognized as earned on the date of freight delivery to the consignee. Related operating expenses are recognized as incurred.

Stock-Based Compensation

The Company does not have any stock-based compensation plans.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Impairment of Long-lived Assets

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. No impairment charge was required for any period presented.

Investments in Limited Partnerships

The Company’s investments in low-income housing limited partnerships reflect their cash investment plus the present value of required future contributions net of amortization of any excess of cost over the estimated residual value.

Income Taxes

The Company is included in a consolidated tax-filing group with Roadway for federal income tax purposes. The federal and state income tax provision and related obligation is calculated on a separate return basis as if the Company was a separate taxpayer. The Company files tax returns and pays taxes due on a stand-alone basis for state income tax purposes in jurisdictions where such filings are required.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

3. Marketable Securities

At December 31, 2003, the Company’s available-for-sale securities consist primarily of municipal bonds and fixed income equity securities. Due to the nature of the instruments, their carrying values and fair market values are equal and no unrealized gains and losses exist at the balance sheet dates. The net realized gains and losses on sales of marketable securities recorded were not significant for all periods presented.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

4. Carrier Operating Property

Carrier operating properties consist of the following:

December 11, 2003
(In Thousands)
Land	$14,258
Structures	35,723
Revenue equipment	33,039
Other operating property	14,487
Construction in progress	5,339

Carrier operating property, at cost	102,846
Less allowance for depreciation	19,889

Net carrier operating property	$82,957

5. Financing Arrangements

Long-term obligations consist of the following:

December 11, 2003
(In Thousands)
Payable to Roadway Corporation	$150,000
Less current portion	—

Long-term payable to Roadway Corporation	$150,000

Amounts payable to Roadway represents a long-term note payable to Roadway Corporation at December 11, 2003, and long-term debt pushed down to the Company in connection with the acquisition of Arnold at December 31, 2002. On December 10, 2003, Roadway Next Day executed a $150 million ten-year 8.25% Promissory Note to Roadway Corporation. Interest is due and payable quarterly, and the principal is due at maturity.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

5. Financing Arrangements (continued)

At December 31, 2002, Roadway Corporation had in place a senior revolving credit facility with a sublimit for letters of credit that expired November 30, 2006. The credit facility was terminated effective December 11, 2003 upon consummation of the Yellow transaction. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. Pricing under the revolving credit facility was at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts.

The credit facility also included a $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility in 2001. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. Prior to the acquisition by Yellow, Roadway Corporation paid the Senior term loan in full.

Also in connection with the acquisition of Arnold on November 30, 2001, Roadway Corporation issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually on June 1st and December 1st.

Roadway’s financial liquidity and consolidated results of operations, including the ability to make required payments with respect to its indebtedness and other obligations, are dependent on the financial condition and results of operations of its subsidiaries. There are no restrictions on the ability of the Company to transfer funds to Roadway.

The financing arrangements include covenants that require Roadway to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth.

Interest paid under these arrangements amounted to $19,327,000 in 2003.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

6. Income Taxes

Consolidated income tax (benefit) expense consists of the following:

January 1 to December 11, 2003
(In Thousands)
Currently payable:
Federal	$6,767
State	1,674

8,441
Deferred:
Federal	(3,131)
State	(349)

(3,480)

Total income tax (benefit) expense	$4,961

The income tax resulting from the effective tax rate differs from the income tax calculated using the federal statutory rates as set forth in the following reconciliation:

January 1 to December 11, 2003
Statutory federal income tax	$4,105
State income taxes, net of federal income tax benefit	861
Non-deductible operating costs	146
Excise taxes	154
Acquisition costs	321
Section 280G limitations	263
Other, net	(889)

Effective tax	$4,961

Income tax payments amounted to $1,354,000 in 2003.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

6. Income Taxes (continued)

Significant components of the Company’s deferred taxes at December 11, 2003 are as follows:

December 11, 2003
(In Thousands)
Deferred tax assets:
Freight and casualty claims	$3,735
Accrued employee benefits	3,194
Other	1,774

Total deferred tax assets	8,703
Deferred tax liabilities:
Depreciation	11,360
Other	441

Total deferred tax liabilities	11,801

Net deferred tax liabilities	$3,098

7. Leases

The Company leases certain property under noncancellable operating leases requiring minimum future rentals aggregating approximately $1,182,000 payable as follows: 2004—$439,000; 2005—$347,000; 2006—$216,000; 2007—$62,000; 2008 and thereafter $118,000. Rental expense for operating leases was $327,000 in 2003.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans

The Company charged to operations $12,201,000, during the period January 1, 2003 to December 11, 2003, for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $12,275,000, during the same period for contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan’s unfunded vested liability.

Management has no intention of changing operations so as to subject the Company to any material obligation.

The Company also has a trusteed profit sharing plan and two 401(k) plans for employees meeting certain eligibility requirements. The Company contributed approximately $448,000 to the profit sharing plan during the period January 1, 2003 to December 11, 2003, and $0 to the 401(k) plan during the same period.

The Company also provides an unfunded, supplemental defined benefit pension plan for certain key officers and employees. The actuarially determined benefit obligation recorded by the Company was $2,026,000 at December 11, 2003. Net periodic benefit expense during the period January 1, 2003 to December 11, 2003, amounted to $148,000. Total benefits paid to plan participants in 2003 were $103,000. The discount rates utilized in 2003 were 6.25%.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information

The Company currently provides freight services in one business segment, New Penn. The New Penn segment provides next day service in the Northeast region of the United States. A second segment, ATS, provided irregular route and dedicated truckload services throughout the eastern, midwestern, and southwestern regions of the United States. On December 26, 2002, Roadway and the Company entered into an agreement to sell ATS. The sale was completed on January 23, 2003. The Company has reported the operations of ATS as a discontinued operation for all successor periods presented. A third segment, ARLO, specialized in integrated distribution services, order fulfillment, and contract packaging services primarily in Pennsylvania and Texas. On November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold’s logistics business (ARLO) to members of the ARLO management team.

The reportable segments are identified based on differences in products, services, and management structure. The accounting policies of each business segment are consistent with those described in Note 2, Accounting Policies. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property and goodwill. No single customer represented 10% or more of the Company’s sales during any period presented.

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information (continued)

The following table presents information about reported segments for the period ended December 11, 2003:

	New Penn	ATS	ARLO	Total
	(In Thousands)
2003 Successor Period:
Operating revenues	$206,708	$	$	$206,708
Operating income	17,026			17,026
Total assets	406,190			406,190
Depreciation and amortization	9,107			9,107
Purchase of property and equipment	3,392			3,392

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

9. Segment Information (continued)

A reconciliation of total segment operating income to consolidated net income before taxes for the period January 1, 2003 to December 11, 2003 and for total segment assets to consolidated assets at December 11, 2003 are as follows:

January 1 to December 11, 2003
(In Thousands)
Total segment operating income	$17,026
Unallocated corporate operating income (loss)	—
Interest (expense)	—
Other (expense) income, net	(5,298)

Consolidated (loss) income from continuing operations before income taxes	$11,728

Total segment assets	$406,190
Assets of discontinued operation	—
Unallocated corporate assets	4,422
Elimination of intercompany balances	(3,487)

Consolidated assets	$407,125

Roadway Next Day Corporation

Notes to Consolidated Financial Statements (continued)

10. Commitments and Contingencies

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.